SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):
September 11, 2014

ALLIANCE DATA SYSTEMS CORPORATION
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-15749	31-1429215
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

7500 DALLAS PARKWAY, SUITE 700
PLANO, TEXAS 75024
(Address and Zip Code of Principal Executive Offices)

(214) 494-3000
(Registrant's Telephone Number, including Area Code)

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

[ X ]	Written communications pursuant to Rule 425 under the Securities Act

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement
On September 11, 2014, Alliance Data Systems Corporation ("Alliance Data") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Conversant, Inc. ("Conversant") and Amber Sub LLC ("Merger Sub"), a direct wholly-owned subsidiary of Alliance Data.  The Merger Agreement provides for the merger of Conversant with and into Merger Sub, with Merger Sub continuing as the surviving company and a direct wholly-owned subsidiary of Alliance Data (the "Merger").

Subject to the terms and conditions of the Merger Agreement, Alliance Data will pay holders of Conversant common stock consideration valued at $35.00 per share, or approximately $2.3 billion in the aggregate (based on the closing price of Alliance Data common stock on September 11, 2014).  Each outstanding share of Conversant common stock will be exchanged in the Merger for consideration consisting of (i) 0.07037 shares of Alliance Data common stock and (ii) an amount in cash such that (based on the 15-day volume weighted average price of Alliance Data common stock as of the close of business on the second business day prior to closing (the "Closing VWAP")), the total consideration per share equals $35.00 (together, the "Standard Merger Consideration"), with a final mix of consideration being determined following the determination of the Closing VWAP.  However, the maximum amount of cash Alliance Data will pay per share of Conversant common stock will equal $18.62 and the minimum amount of cash Alliance Data will pay per share of Conversant common stock will equal $14.98 (the "Collar Range").  In the event that the maximum or minimum cash amount is reached, the amount of cash per share (i.e. either $18.62 or $14.98) and the stock exchange ratio of 0.07037 would remain fixed at these levels and the value received by Conversant shareholders would float below or above $35.00 respectively outside of the Collar Range.  Based on the 7-day volume weighted average price of Alliance Data common stock as of the close of business on September 10, 2014, the consideration to be paid to Conversant stockholders is approximately equal to 52% shares of Alliance Data common stock and 48% cash.

As an alternative to the Standard Merger Consideration, Conversant stockholders may instead elect to receive, for each share of Conversant common stock, all stock or all cash consideration, subject to pro ration amongst electing stockholders such that the aggregate amount of cash paid and the aggregate number of shares of Alliance Data common stock issued in the Merger is the same that would be paid and issued if each share of Conversant common stock had been converted into the Standard Merger Consideration.  As long as Alliance Data common stock consists of 40% or more in the aggregate of the Merger Consideration as valued at one day prior to closing, the stock portion of the consideration is expected to be tax free to Conversant stockholders.

Pursuant to the Merger Agreement, outstanding equity awards of Conversant will be treated as follows at closing:

•
restricted stock awards that remain unvested at the closing of the Merger will be converted at the appropriate exchange ratio into the right to receive shares of restricted Alliance Data common stock, with the same vesting rights and other terms under the applicable agreement for such restricted shares; and

•
outstanding options will be converted at the appropriate exchange rate into the right to receive options to purchase Alliance Data common stock, with the same vesting rights and other terms under the applicable agreement for such options.

The respective Boards of Directors of Alliance Data and Conversant have unanimously approved the Merger Agreement, and the Board of Conversant has agreed to recommend that the Conversant stockholders adopt the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants made by each of Conversant, Alliance Data and Merger Sub.  Conversant may not solicit competing acquisition proposals, or, subject to certain exceptions with respect to unsolicited proposals, engage in discussions concerning, or provide confidential information in connection with, any alternative business combinations.  Conversant is required to keep Alliance Data informed of all unsolicited alternative business combination proposals.  The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, including in connection with the acceptance of an alternative transaction or a material breach of the no-shop covenants, Conversant may be required to pay Alliance Data a termination fee equal to $65 million.

Completion of the Merger is subject to customary conditions, including approval by Conversant stockholders, listing of the shares of Alliance Data common stock to be issued in the Merger on the New York Stock Exchange, effectiveness of Alliance Data's registration statement on Form S-4 and receipt of required regulatory approvals.

Upon the execution of the Merger Agreement, Conversant delivered voting agreements to Alliance Data for all executive officers and directors of Conversant, which restrict the transfer of shares except to certain permitted transferees.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, and as an inducement to Alliance Data to enter into the Merger Agreement, all executive officers and directors of Conversant, who owned shares of or securities convertible into or exercisable for Conversant common stock representing approximately 6.5% of Conversant common stock outstanding as of September 11, 2014 on a fully diluted basis, entered into a Voting Agreement with Alliance Data dated as of September 11, 2014 (the "Voting Agreement").  Under the terms of the Voting Agreement, the executive officers and directors of Conversant agreed, subject to the exceptions set forth therein, among other things, to vote all shares of Conversant common stock which such officer or director holds in favor of the Merger Agreement and the Merger and not to transfer such shares except to certain permitted transferees who agree to become bound by the Voting Agreement.

The foregoing summaries of the Merger Agreement and Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K, and the full text of the Voting Agreement, which is filed as Exhibit 10.1 to this Form 8-K, each of which are incorporated herein by reference.

The Merger Agreement, the Voting Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and Voting Agreement.  They are not intended to provide any other factual information about Conversant, Alliance Data or their respective subsidiaries or affiliates or stockholders.  The representations, warranties and covenants contained in the Merger Agreement and Voting Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to the Merger Agreement or the Voting Agreement, as applicable; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors.  Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Conversant, Alliance Data, Merger Sub or any of their respective subsidiaries, affiliates, businesses or stockholders.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Conversant or Alliance Data.  Accordingly, investors should read the representations and warranties in the Merger Agreement and Voting Agreement not in isolation but only in conjunction with the other information about Conversant, Alliance Data or Merger Sub and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 8.01. Other Events

On September 11, 2014, Alliance Data issued a joint press release with Conversant announcing the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Important Information for Investors and Stockholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant and Alliance Data. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements
Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Participants in the Solicitation
Alliance Data and Conversant and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger, dated as of September 11, 2014, among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC*

10.1	Voting Agreement, dated as of September 11, 2014, by and among Alliance Data Systems Corporation and executive officers and directors of Conversant, Inc.*

99.1	Joint Press Release, dated September 11, 2014, issued by Alliance Data Systems Corporation and Conversant, Inc.

*
Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance Data Systems Corporation

Date: September 11, 2014	By:	/s/ Charles L. Horn
Charles L. Horn
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger, dated as of September 11, 2014, among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC*

10.1	Voting Agreement, dated as of September 11, 2014, by and among Alliance Data Systems Corporation and executive officers and directors of Conversant, Inc.*

99.1	Joint Press Release, dated September 11, 2014, issued by Alliance Data Systems Corporation and Conversant, Inc.

*
Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.